

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

Via E-mail
Russell Rheingrover
Principal Executive Officer and Secretary
Ticket Corp.
9625 Mission Gorge Road
Suite B2, No. 318
Santee, CA 92071

>   **Re: Ticket Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 24, 2013**
>   **File No. 333-187544**

Dear Mr. Rheingrover:

We have reviewed your responses to the comments in our letter dated April 22, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 1. Please confirm to us that you will provide us with copies of any such written communications presented or any such research reports published or distributed prior to effectiveness.

2. We note your response to our prior comment 3. It is unclear to us how the activity you described in your response represents more than nominal operations. In this regard, we note your disclosure on page 6 that you will not be able to begin material operations until you complete the offering. Please revise to disclose your status as a shell company here and revise your disclosure on page 23 regarding resale of your common stock pursuant to Rule 144 of the Securities Act. In the alternative please further explain what operating activities you are currently conducting that support the conclusion that you are not a shell company.

3. In addition, we note your statement in the response to our prior comment 3 that you have entered into a contract with Sure Street, Inc. Please revise the disclosure in an appropriate part of your prospectus to describe this agreement with Sure Street, Inc. We note that you have no revenues and that this agreement may generate revenue for you. Please file it as an exhibit to your next amendment.

Registration Statement Cover Page

4. We note your response to our prior comment 4 that you have relied upon Rule 457(c) of the Securities Act for your calculation of the registration fee. Rule 457(c) does not appear to be the applicable subsection to calculate the fee as your common stock is not traded on any public market. Please revise to recalculate the registration fee in accordance with the appropriate provision of Rule 457 of the Securities Act of 1933 and specify the provision relied upon or please advise.

Prospectus Summary, page 3

General Information About Our Company, page 3

5. We note your response to our prior comment 5. Please revise to state your amount of cash on hand as of the most recently practicable date. We note that you only disclose the amount you had at January 31, 2013.

6. We note your response to our prior comment 6 on page 4 that "[i]n the meantime Management is continuing to move forward with aspects that do not require a large capital investment." Please revise to provide a brief description of such aspects of your business plan.

7. We note your response to our prior comment 10. Based on the 33,000,000 shares outstanding at January 31, 2013 and the additional 15,000,000 shares you plan to issue, it appears that the implied aggregate market price of your stock at the issue price of $0.0033 per share would be $158,400 in aggregate. Please revise your disclosure accordingly or advise, as appropriate.

Risk Factors, page 5

There are no substantial barriers to entry, page 8

8. Please revise to clarify, as stated on page 21, that you also have no plans to seek intellectual property protection.

If there are events or circumstances affecting the reliability and security of the internet, page 8

9. We note your revised disclosure in response to our prior comment 13 on page 8. Please revise to clarify that you do not yet have any customers and, if true, that you do not yet have a fully functional website. In addition please explain to us why you say "such [security] measures have been circumvented in the past" given that it appears your website is not yet fully running.

Having Only Two Directors, page 10

10. We note your response to our prior comment 14. Please revise to further clarify to investors that your directors will determine their own salaries and perquisites and as a result there could be no funds available for net income, or please tell us why such risk factor disclosure is not necessary.

We will incur ongoing costs and expenses for SEC reporting and compliance, page 12

11. We note your revised disclosure in response to our prior comment 20 on page 12. Please revise to clarify that there is no guarantee that your shares will be quoted on the OTC Bulletin Board.

Description of Our Business, page 17

Principal Products or Services and Their Markets, page 18

12. We note your response to our prior comment 26 and reissue in part. We note your disclosure on page 18 that "the secondary market is a 3 Billion dollar market." Please revise to state the date of the information. Please remove the reference to the 4 Billion in annual sales for the overall market, as you will only be participating in the secondary market or please tell us why this is not necessary. In addition, please revise to clarify here that there is no guarantee that you will be able to obtain any market share in this industry.

13. Please revise the second sentence in the second paragraph of this section to be more consistent with the fact that you are ranked below these cities by US News and World Report rather than "with" these cities.

14. We note your disclosure on page 18 that the San Francisco Giants are ranked number four in ticket sales. Please revise to clarify what you mean by "ranked number four in ticket sales." For example, specify whether they sell more tickets than all but three sports teams in the United States. In addition, please revise to clarify that there is no guarantee that you will be able to sell any San Francisco Giants tickets.

15. We note your disclosure on page 18 that "[d]ue to the C.E.O's experience and relationships in the event marketing industry the company intends or has already started to engage the following groups." Please revise to clarify what you mean by "engage." In addition, if true, please revise to clarify that you have no agreements with any of these groups and there is no guarantee that you will be able to sell tickets for the teams and venues listed. Finally, please revise to balance your statement regarding your chief executive officer's experience and relationships in the event marketing industry to disclose here that your chief executive officer is currently the chief executive officer of a company in the secondary ticket market, that he spends only five hours of his business

time on your affairs and that there is no guarantee that your company will benefit from such relationships.

16. We note your response to our prior comment 9 on page 18 that you intend to "engage in relationships" with Stubhub, Ticketmaster and Ticket Network. These companies seem to be your competitors. Please revise to disclose what type of relationship you are hoping to establish with these companies. For example, do you hope to have agreements that will allow you to purchase large amounts of tickets for a discounted price when the tickets go on sale to the public or do you hope to have agreements to purchase a specified number of tickets prior to the sale to the public? In addition, please revise to disclose where you intend to obtain the funds to purchase the tickets for resale. If additional capital will be needed for such purchases beyond the proceeds available from this offering, please revise to discuss here, in the prospectus summary, and in your plan of operation. Finally, please revise to clarify here that there is no guarantee that the organizations you list on page 18 will have any interest in engaging in a relationship with you.

Distribution Methods of the Products or Services, page 19

17. We note your disclosure on page 19 that "[your] customers may . . . ." Please revise to clarify that you do not have any customers. Similarly, on page 20, we note your statement that you do "not currently have any plans to seek intellectual property protection for [your] technology and services." Please revise to clarify, if true, that you have not yet developed any technology and that you do not currently provide any services.

18. We note your response to our prior comment 30 on page 19 that you believe that "[your] app is superior and easier to use by customers." However, we note that you have yet to develop an app. Please delete this statement or tell us how such a statement could be appropriate.

Pricing, page 20

19. Given that Ticktmaster does not operate in your intended secondary market please explain to us why Ticketmaster's convenience fee percentage range from 10% to 20% is indicative of what you may charge. If it is not, please remove these percentages. In addition please revise to clarify here for investors that Ticketmaster operates in the primary ticket industry and that you intend to operate in the secondary market.

Competition, page 20

20. Please tell us why you believe "there are no barriers to entry into the industry" as it appears that you face barriers such as technology development and other investments,

risks of infringing on existing patents, lack of brand recognition, a need for agreements with promoters and venues. We note a similar statement on page 8.

21. Please tell us why your list of providers of mobile ticket delivery does not include Ticketmaster and Stub Hub. It appears that both of these providers have a mobile ticket delivery service.

Need For Any Government Approval of Principal Products or Services, page 21

22. We note your response to our prior comment 39 and reissue. We note your disclosure on page 21 that you are not aware of any government approval required for your principal products or services. However, on page 21, in your Effect of Existing or Probably Governmental Regulations on the Business section you state that there are "numerous state and local licensing laws." Please revise for consistency or advise.

Management's Discussion and Analysis or Plan of Operation, page 24

Our Plan for the Next 12 Months, page 24

23. Please revise to disclose when you intend to start each step in your business plan and how long you expect each step will take to accomplish. Please revise the fourth paragraph under "General Information About Our Company" to briefly summarize your timeframe. Please also revise to make it clear when in your timeframe you may begin to generate revenues through smartphone ticket delivery and from other sources.

24. We note your response to our prior comment 9 and reissue in part. Please revise to disclose here the types of arrangement you hope to enter into with promoters of special events, attractions and shows.

25. We note your disclosure that you intend to hire Dani Caoutte for website development. Please revise to disclose whether you have an agreement with this individual. If you do not, please revise to remove the name from your filing.

26. Please revise to clarify what you mean by "[a]ll costs for this program will come out of cost of goods."

27. Please revise to clarify what you mean by your statement on page 21 that you expect "to produce sales from this website" as it appears that your plan is to develop an application for mobile devices that will allow people to purchase tickets from their mobile devices and to then use a barcode that will appear on the mobile device to gain access to the event.

Directors, Executive Officers, Promoters and Control Persons, page 30

Executive Biography, page 31

Kristi Ann Nelson, Treasurer, CFO and Director, page 31

> 28. We note your response to our prior comment 43 that your disclosure that Ms. Nelson is "responsible for 650 Business2Business clients" refers to her responsibilities at IDG Enterprise. Please revise to provide a brief definition for the term "Business2Business" and revise to clarify that your reference to her 650 Business2Business clients describes her role at IDG Enterprise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown
John Dana Brown
Attorney-Advisor

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